Filed Pursuant to Rule 424(b)(3)

Registration No. 333-236458

Registration No. 333-236458-01

PROSPECTUS SUPPLEMENT NO. 1

to Prospectus dated May 6, 2022

(Registration No. 333-236458

Registration No. 333-236458-01)

iCap Vault 1, LLC

$500,000,000

Demand Notes

The Demand Notes

will be Fully and Unconditionally Guaranteed by

Vault Holding 1, LLC

This Prospectus Supplement No. 1 (“Supplement”) contains information which amends, supplements, or modifies certain information contained in the Prospectus of iCap Vault 1, LLC (the “Company”) dated May 6, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

This Supplement incorporates into the Prospectus the attached Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on November 15, 2022.

Investing in our Notes should be considered speculative and involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” section of the Prospectus to read about the risks you should consider before investing in the Notes.

Neither the SEC nor any state securities commission has approved or disapproved of the Notes or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 28, 2022.

Index of SEC Filings

The following report listed below is filed as a part of this Prospectus Supplement No. 1.

Appendix No.	Description

Appendix 1	[PLEASE INSERT HYPERLINK FROM 11-15-2022 8-K FILING]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): November 3, 2022

iCap Vault 1, LLC

(Exact Name of Registrant as Specified in Charter)

Delaware	333-236458	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

3535 Factoria Blvd. SE, Suite 600 Bellevue, WA 98660
(Address of Principal Executive Offices and zip code)

(425) 278-9030
(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Placement Agent Agreement

On November 3, 2022, iCap Vault Management, LLC (the “Manager”), the manager of iCap Vault 1, LLC (the “Company”), entered into a Placement Agent Agreement (the “Agreement”) on behalf of the Company, with IBN Financial Services, Inc. (the “Placement Agent”), pursuant to which the Manager appointed the Placement Agent to effect sales, on a best efforts basis, of variable denomination floating rate demand notes (the “Notes”), with a minimum investment of $25.00 per purchaser, to qualified investors, upon the terms and subject to the conditions set forth in the Prospectus dated May 6, 2022, as amended.

In consideration for the Placement Agent’s services, the Company agreed to pay a sales commission equal to 1.0% of the aggregate principal amount of the Notes sold by the Placement Agent, payable over four calendar quarters (“Quarterly Commission Payments”) in arrears on the last day of each calendar quarter (March 31, June 30, September 30 and December 31) (each a “Quarterly Commission Payment Date”) at a rate of 0.25% per quarter, commencing on the Quarterly Commission Payment Date following the issuance of such Notes, to the extent that such Notes have not been redeemed or repurchased, with such payments calculated on the average daily outstanding principal balances of such Notes during the applicable calendar quarter; provided, however, to the extent that such Notes have been redeemed or repurchased prior to the completion of the applicable four Quarterly Commission Payment Dates, no Quarterly Commission Payment will be made on such redeemed or repurchased Notes during any Quarterly Commission Payment Date after such redemption or repurchase of such Notes.

Following the four Quarterly Commission Payments, to the extent that such Notes have not been redeemed or repurchased, the Company agreed to pay an annual administration fee of 1.0% of the outstanding aggregate principal amount of the Notes sold by the Placement Agent to investors, payable over four calendar quarters (“Quarterly Administration Payments”) in arrears on the last day of each calendar quarter (March 31, June 30, September 30 and December 31) (each a “Quarterly Administration Payment Date”) at a rate of 0.25% per quarter, commencing on the Quarterly Administration Payment Date following the fourth Quarterly Commission Payment of such Notes, with such payments calculated on the average daily outstanding principal balances of the Notes during the applicable calendar quarter; provided, however, to the extent that such Notes have been redeemed or repurchased, no Quarterly Administration Payment shall be made on such Notes during any Quarterly Administration Payment Date after such redemption or repurchase of such Notes.

Notwithstanding the foregoing, the Placement Agent will not be entitled to any compensation on Notes which are purchased through the reinvestment of interest, including but not limited to Quarterly Commission Payments and Quarterly Administration Payments and under no circumstances will the Quarterly Administration Payments, in addition to the Quarterly Commission Payments and all other forms of underwriting compensation pursuant to FINRA Rule 2310 exceed ten percent (10%) of the gross offering proceeds.

Quarterly Commission Payments and Quarterly Administration Payments shall be paid in arrears on the last day of each calendar quarter as set forth in the Agreement. Any payment to the Placement Agent will be payable only with respect to transactions lawful in the jurisdictions where such transactions occur.

The offering of Notes shall be made in compliance with FINRA Rule 2310, which governs the amount of compensation that direct participation programs may pay for the services provided by FINRA members. Accordingly, total underwriting compensation, including Quarterly Commission Payments and Quarterly Administration Payments to be paid by the Company for the sale of Notes shall not exceed a maximum of ten percent (10%) of the gross proceeds of the offering. The Placement Agent is a member of FINRA, and it shall not re-allow all or any part of the compensation provided for in Section 4 of the Agreement to any person who is not also a member of FINRA pursuant to FINRA Rule 2040.

The Agreement contains customary representations and warranties made by each of the Placement Agent, the Company and the Manager. These representations and warranties were made solely for the benefit of the parties to the Agreement and:

●	should not be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
●	may have been qualified in the Agreement by disclosures that were made to the other party in connection with the negotiation of the Agreement;
●	may apply contractual standards of “materiality” that are different from “materiality” under applicable securities laws; and
●	were made only as of the date of the Agreement or such other date or dates as may be specified in the Agreement.

Either party may terminate the Agreement at any time, effective immediately. In the event of termination, the Placement Agent shall not be entitled to any commissions or any restitution for the value of the Placement Agent’s services rendered prior to or subsequent to the effective date of such termination, excepting only such commissions as may have been earned with respect to Notes already sold by the Placement Agent and accepted by the Company prior to the termination date.

The foregoing summary of the material terms of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 10.1 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed with this Current Report on Form 8-K:

Exhibit
Number	Description

10.1	Placement Agent Agreement between iCap Vault 1, LLC and IBN Financial Services, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

iCap Vault 1, LLC

November 15, 2022	By:	/s/ Chris Christensen
	Name:	Chris Christensen Chief Executive Officer

Exhibit 10.1